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Exhibit 12.1

SIMON PROPERTY GROUP, INC.

Restated Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands)

	For the year ended December 31,
	2002		2001		2000		1999		1998
Earnings:
Pre-tax income from continuing operations	$561,655		$282,460		$346,770		$294,021		$243,376
Add:
Pre-tax income from 50% or greater than 50% owned unconsolidated entities	67,365		62,448		50,377		60,940		35,029
Minority interest in income of majority owned subsidiaries	10,498		10,593		10,370		10,719		7,335
Distributed income from less than 50% owned unconsolidated entities	37,811		51,740		45,948		30,169		29,903
Amortization of capitalized interest	1,890		1,706		1,323		724		380
Fixed Charges	700,286		726,007		776,347		692,984		499,645
Less:
Income from unconsolidated entities	(78,695)		(67,116)		(56,773)		(51,140)		(20,840)
Interest capitalization	(5,540)		(10,325)		(20,108)		(24,377)		(13,792)
Preferred distributions of consolidated subsidiaries	(11,340)		(26,085)		(40,602)		(32,252)		(7,816)

Earnings	$1,283,930		$1,031,428		$1,113,652		$981,788		$773,220

Fixed Charges:
Portion of rents representative of the interest factor	5,030		4,977		5,078		4,913		4,831
Interest on indebtedness (including amortization of debt expense)	678,376		684,620		710,559		631,442		473,206
Interest capitalized	5,540		10,325		20,108		24,377		13,792
Preferred distributions of consolidated subsidiaries	11,340		26,085		40,602		32,252		7,816

Fixed Charges	$700,286		$726,007		$776,347		$692,984		$499,645

Preferred Stock Dividends	64,201		51,360		36,808		37,071		33,655

Fixed Charges and Preferred Stock Dividends	$764,487		$777,367		$813,155		$730,055		$533,300

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.68	x	1.33	x	1.37	x	1.34	x	1.45	x

            For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests and our share of income (loss) from 50%-owned affiliates which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses and amortization of debt issue costs.

            The computation of ratio of earnings to fixed charges has been restated to adopt SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." Among other items, SFAS No. 145 rescinds SFAS No. 4, "Reporting of Gains and Losses from Extinguishment of Debt" and "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30. Debt extinguishments as part of a company's risk management strategy would not meet the criteria for classification as extraordinary items. Therefore, we are required to reclassify all of the extraordinary items related to debt transactions recorded in prior periods, including those recorded in the current period, to income from continuing operations.

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  Exhibit 12.1